ADHEREX TECHNOLOGIES INC.

4620 Creekstone Drive, Suite 200

Durham, NC 27703

June 20, 2006

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary K. Fraser

Re:	Acceleration Request

Adherex Technologies Inc. Registration on Form F-3

File No. 333-134732

Ladies and Gentlemen:

Adherex Technologies Inc., a Canadian corporation, as the registrant of the above-captioned registration statement, hereby respectfully requests that the Securities and Exchange Commission take appropriate action to make the registration statement effective at 4:00 p.m. Eastern Time, Wednesday, June 21, 2006, or as soon thereafter as practicable.

With respect to the aforementioned registration statement, the registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our corporate counsel, Alexander M. Donaldson, at (919) 781-4000, of any questions.

Very truly yours,

ADHEREX TECHNOLOGIES INC.

By:	/s/ D. Scott Murray
D. Scott Murray
Vice President, General Counsel & Secretary